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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           _________________________

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                           _________________________

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           _________________________

                              DIGEX, INCORPORATED
                           (Name of Subject Company)

                              DIGEX, INCORPORATED
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  253754 10 5
                     (CUSIP Number Of Class Of Securities)

                            CHRISTOPHER R. MCCLEARY
                PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              DIGEX, INCORPORATED
                                ONE DIGEX PLAZA
                             BELTSVILLE, MD  20705
                                 (301) 847-5000
   (Name, Address and Telephone Number Of Person Authorized to Receive Notice
      and Communications on Behalf of the Person(s) Filing this Statement)
                           _________________________

                                    COPY TO:
                             JAMES F. ROGERS, ESQ.
                                LATHAM & WATKINS
                         1001 PENNSYLVANIA AVENUE, N.W.
                                   SUITE 1300
                            WASHINGTON, D.C.  20004
                                 (202) 637-2200
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          This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, as amended, filed on behalf of DIGEX, Incorporated, a Delaware corporation (the "Company"), with the Securities and Exchange Commission on June 11, 1997 (the "Statement") and relates to the tender offer (the "Tender Offer") made by Daylight Acquisition Corp., a Delaware corporation, a direct wholly-owned subsidiary of Intermedia Communications Inc., disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 11, 1997, to purchase all outstanding Shares at $13.00 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1997 and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Items 8 and 9 of the Statement as set forth below. All capitalized terms not defined herein are used as defined in the Statement.


ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

      Item 8 is amended to add the following:

          "On June 20, 1997, two purported class action complaints were filed in the Court of Chancery of the State of Delaware in and for New Castle County, respectively by TAAM Associates, Inc. and David and Chaile Steinberg (the "Complaints"), stockholders of the Company, on behalf of all non-affiliated common stockholders of the Company, against Intermedia, the Company and the Directors of the Company (the "Company Directors"). The Complaints allege that the Company Directors violated their fiduciary duties to the public stockholders of the Company by agreeing to vote in favor of the Merger and that Intermedia knowingly aided and abetted such violation by offering to retain Company management in their present positions and consenting to stock option grants to certain executive officers of the Company. The Complaints seek a preliminary and permanent

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injunction enjoining the Merger and cash damages from the Company Directors. No application has been made for a preliminary injunction. These cases are in their very early stages and no assurance can be given as to their ultimate outcome.

          On June 24, 1997, the Federal Trade Commission notified the Company that early termination of the waiting period under the HSR Act with respect to the Offer and the Stock Purchase Agreement has been granted effective June 24, 1997. A copy of Intermedia's press release relating to the foregoing is attached as Exhibit 8 and incorporated herein by reference."

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 8   Text of Press Release issued on June 25, 1997.

      Exhibit 9   Complaint of TAAM Associates, Inc. dated June 20, 1997.

      Exhibit 10 Complaint of David J. and Chaile B. Steinberg dated June 20, 1997.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 27, 1997                DIGEX, Incorporated


                              By:     /s/ Christopher R. McCleary
                                      ---------------------------
                              Name:   Christopher R. McCleary
                              Title:  Chairman, Chief Executive
                                      Officer and President

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